Exhibit 99.1

News Release

For Immediate Release

Florida firm WilsonMiller to join Stantec

NAPLES FL (July 20, 2010) NYSE:STN; TSX:STN

North American design firm Stantec announced today it has signed a letter of intent to acquire WilsonMiller, Inc., a Naples, Florida headquartered company with more than 265 employees and 10 offices throughout the state. WilsonMiller is a multidisciplinary planning, design, and engineering firm providing services for infrastructure, transportation, land management, and environmental projects to public and private clients.

“We believe that WilsonMiller will be a catalyst for future growth of Stantec in Florida, which despite the current difficult economic climate, still remains one of the largest markets in the country,” says Bob Gomes, Stantec President & CEO. “The addition of WilsonMiller will give Stantec a stronger local presence in the state. They bring a talented team that managed their company very well through the recession and is now well positioned to take advantage of opportunities in both the public and private sectors.”

WillsonMiller has operated in Florida for over five decades serving the government, urban land, transportation, and the natural resources & rural land markets. The Company has an impressive portfolio of projects including the Florida Keys Overseas Heritage Trail, a scenic trail extending from Key Largo to Key West, the urban redevelopment for the City of Tampa’s Channel District, and Ave Maria Town and University, a Rural Land Stewardship Area award winning plan.

“Throughout our history, we have proactively adapted to meet the changing needs of our clients and communities. Joining with Stantec is the next step for us to take to become part of an international network that gives our clients access to a much wider range of services and expertise as well as provides our employees with better technical resources and more opportunities to grow their careers,” says Alan Reynolds, WilsonMiller Chairman and CEO who will continue with Stantec. “We have gone through a significant period of change over the past decade, from a firm focused on the land development market to reinventing ourselves to a more resilient and diverse provider of planning and engineering services for both the government and private sectors in markets like ecology, transportation, and the protection of coastal and water resources.”

Stantec has had a small presence in Florida since 2006. The addition of WilsonMiller will bring Stantec’s presence in the state to approximately 300 employees providing services in the environment, geotechnical engineering, urban land, and transportation practices. The firms expect the transaction to be complete by the end of July.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,500 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations 780-917-7441 Jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations (604) 696-8338 Simon.stelfox@stantec.com
One Team. Infinite Solutions.